

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 25, 2024

Kyle Floyd
Chairman and Chief Executive Officer
Vox Royalty Corp.
Suite 5300, 66 Wellington Street West
Toronto, ON tario M5K1E6, Canada

> **Re: Vox Royalty Corp.**
> **Form 40-F for the Fiscal Year ended December 31, 2023**
> **Filed March 8, 2024**
> **File No. 001-41437**

Dear Kyle Floyd:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation